TW 3/11/15

15048350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

*

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potamus Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane, Floor 5
(No. and Street)

Boston (City) MA (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Linnell (617) 855-8722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

POTAMUS TRADING, LLC

Statement of Financial Condition
December 31, 2014

OATH OR AFFIRMATION

I, KRISTIN LINNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POTAMUS TRADING, LLC, as of FEBRUARY 27, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On this 27 day of Feb, 2015, before me, the undersigned notary public, personally appeared Kristin Linnell, and proved to me through satisfactory evidence of identification, which were State drivers' license, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.

ERIC J. PRITCHETT, Notary Public
My Commission Expires November 21, 2019

Notary Public

ERIC J. PRITCHETT
MY COMMISSION EXPIRES NOV. 21, 2019
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTAMUS TRADING, LLC
Index
December 31, 2014

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-9

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Potamus Trading, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Potamus Trading, LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

POTAMUS TRADING, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 26,664
Cash and securities segregated under federal and other regulations	149,321
Deposit with clearing broker	1,348,282
Fees receivable from broker-dealers for securities services rendered	449,158
Due from clearing broker	54,394
Software, equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $102,941	608,965
Exchange and ATS rebates receivable	52,611
Prepaid and other assets	191,326
Total assets	2,880,721
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	695,491
Exchange and ATS fees payable	250,905
Due to clearing broker	31,190
Rebates payable to customers	119,832
Total liabilites	1,097,418
Member's equity	1,783,303
Total liabilities and member's equity	$ 2,880,721

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Potamus Trading, LLC (the "Company") is a Delaware limited liability corporation ("LLC") organized in 2006 under the name Greenmoor Financial Group, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market ("Nasdaq"), the BATS Exchanges ("BATS"), the NASDAQ OMX BX Exchange ("BX"), the NYSE Arca Exchange ("Arca") and the Securities Investor Protection Corporation ("SIPC").

The business was reorganized under FINRA rule 1017 in 2012 to include changing the name, member operating agreement, ownership, managing principals, and business lines. The reorganization was approved by FINRA on August 13, 2012 (see note 9).

The Company offers electronic and algorithmic execution services in listed US equities to its customers which consist of other broker-dealers and institutional investors. The Company does not provide custodial services for customer assets and it clears its US transactions through a third-party clearing broker on a fully disclosed basis.

The Company's approved business activities include: broker or dealer in corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, broker or dealer in corporate debt securities, US government securities broker or dealer, put and call broker or dealer or option writer and trading for its own account. FINRA has approved the Company to engage in market making activities in exchange listed equity securities. The Company is registered as a market-maker with a US exchange.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business. The cash and cash equivalents balance at December 31, 2014 was $26,664.

Software, Equipment, Furniture and Leasehold Improvements

Software, equipment, furniture, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon estimated useful lives as follows: software, three years; equipment and furniture, three to five years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred. Depreciation expense for the year ended December 31, 2014 was $58,917 and is included in Other in the Statement of Operations.

Due to/Due from Clearing Broker

The amounts due to and due from the clearing broker reflect profits and losses on principal transactions, clearing fees, regulatory fees and other income and expenses incurred in the clearing account which have been accrued but remain unpaid as of December 31, 2014.

Commissions
All securities transactions, including revenues, are recorded on a trade date basis. Commissions are earned for acting as an agent.

Principal Transactions
Principal transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value, with gains included in principal transactions in the Statement of Operations. At December 31, 2014 the Company did not hold any securities.

Exchange and ATS Rebates
Exchange and ATS rebates are recorded when earned.

Interest Income and Interest Expense
Interest income and expense are recognized in the Statement of Operations on an accrual basis.

Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying financial statements, as individual members of Potamus Management, LLC are responsible for their proportionate share of the Company's taxable income.

The Company complies with authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Managing Member has determined that there are no reserves for uncertain tax positions necessary for the period ended December 31, 2014. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2014, the tax year that remains subject to examination by the major tax jurisdictions under the statute of limitations is the year ended December 31, 2012.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the rules of the SEC, FINRA, the principal exchanges with which it is licensed to transact, and the SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the standard method, defined by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined by the SEC and FINRA. At December 31, 2014, the Company had net capital of $868,424, which was $618,424 in excess of the minimum required amount of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii). As it relates to the Company's commission rebate program, the Company operates pursuant to SEC Rule 15c3-3 section (k)(2)(i) and maintains a *Special Reserve Account for the Exclusive Benefit of Customers* at Bank of America.

4. Prepaid and Other Assets and Accrued Expenses and Other Liabilities

The Company's prepaid and other assets as of December 31, 2014 are primarily comprised of prepaid operating expenses including $144,167 of invoices paid in 2014 for services that will be rendered in 2015, and a CD in the amount of $34,693 at Boston Private Bank and Trust which secures a letter of credit for the benefit of East Office Operating Limited Partnership care of Pembroke Real Estate.

The Company's accrued expenses and other liabilities are comprised of accrued clearing and exchange and other trading fees, accrued audit and tax fees and accrued but unpaid operating expenses. The total of these items as of December 31, 2014 was $695,491.

5. Employee Benefit Plans

401(k) Plan
The Company offers a 401(k) plan ("Plan") sponsored by Alerus Retirement Solutions. All employees are eligible to participate up to the IRS limits for such contributions. Contributions are implemented through payroll deductions that are determined by individual participants and approved by the CFO.

Medical and Dental
The Company offers all employees 100% paid medical and dental coverage from Blue Cross and Blue Shield of Massachusetts. A Company provided Health Savings Account from Wells Fargo Bank supplements the medical plan.

Life and LTD
The Company offers Group Term Life and Long-Term Disability benefits provided by Principal Financial Group and MetLife to all employees.

6. Equity Based Compensation

The Company awarded LLC interests of Potamus Holdings LLC to certain employees during 2013 which qualify as equity awards. These awards vest over various periods from 13 months to two years through December 31, 2014, and a compensation charge based on the fair value of the award on grant date is recorded over the vesting period. For the year ended December 31, 2014, $106,250 was recorded and is included in compensation and benefits in the Statement of Operations and within capital contributions on the Statement of Changes in Member's Equity.

7. Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

8. Related Party Transactions

a) **Subordinated Debt**– On August 27, 2012, FINRA approved and the Company received a Subordinated Loan from Potamus Management, LLC in the amount of $1,000,000 at an interest rate of 7% per annum. On September 24, 2014 FINRA approved a conversion of this loan from debt to equity. The entire principal balance of $1,000,000 plus total accrued interest of $145,495 was converted to equity on that date, and is included within capital contributions on the Statement of Changes in Member's Equity. Interest expense of $51,205 was accrued during the year ended December 31, 2014.

b) **Members** – Potamus Management, LLC wholly owns Potamus Trading, LLC. As of December 31, 2014, the Members of Potamus Management, LLC include: Potamus Holdings LLC (91%) and Professional Trading Solutions Inc (9%).

c) **Lightspeed Trading, LLC** – Lightspeed Trading, LLC is controlled by Professional Trading Solutions Inc and is a customer of Potamus Trading, LLC. The total revenue earned on commissions from Lightspeed Trading, LLC was $1,407,978 in 2014 and the total amount receivable from Lightspeed Trading, LLC as of December 31, 2014 was $189,261.

9. Member Capital

Potamus Management LLC, is the sole Member of Potamus Trading, LLC. Therefore member interest in Potamus Trading, LLC is reflected by the member interest composition of Potamus Management LLC. Potamus Management LLC became the sole member of Potamus Trading, LLC upon FINRA 1017 approval of the change of ownership on August 13, 2012. Initial funding effecting the 1017 application consisted of $1,300,000 as of May 1, 2012 provided equally by Potamus Holdings LLC ("PH") and Professional Trading Solutions Inc ("PTS"). $400,000 of this initial amount consisted of cash on the balance sheet of Greenmoor Financial Group LLC at the time of this transaction (see note 1). Resulting member interests as of the 1017 application were 50% PH and 50% PTS even as the actual change in ownership pended the 1017 approval. Pursuant to the Potamus Management LLC agreement, capital contributions during 2012 resulted in member interests as of December 31, 2012 of approximately 64% PH and 36% PTS.

On January 1, 2013 PH contributed an additional $2,000,000 to Potamus Management LLC. Resulting member interests changed to approximately 81% PH and 19% PTS. On July 1, 2013 PH

contributed an additional $2,500,000. Resulting member interests changed to approximately 88% PH and 12% PTS, where they remained as of December 31, 2013.

On February 1, 2014 PH contributed an additional $1,000,000 to Potamus Management LLC. Resulting member interests changed to approximately 89% PH and 11% PTS. On September 24, 2014 the subordinated loan made to Potamus Trading LLC by Potamus Management LLC plus accrued interest was converted from debt to equity. The amount of this equity conversion was $1,145,495, and was credited to the capital account of PH pursuant to the terms of the original loan made in 2012.

10. Business Risks

Going Concern

As of December 31, 2014 the Company has $26,664 of cash and cash equivalents available to support operating expenses, $559,058 of current receivables and a funding commitment for January 1, 2015 of $2,500,000 which was received on January 12, 2015. The Company projects profits in 2015 and believes it is adequately capitalized for the upcoming year.

Meeting the Company's projected goals will require specific performance in customer acquisition, trading system performance, and cost management, and there is no assurance this performance will occur. Any material development that keeps the Company from meeting these commercial objectives could require additional Member capital contributions.

Market Risk

As a broker-dealer, the Company's business lines rely heavily on volatility and trading volumes in the US equity markets. Since 2009, when the market peaked at just over 10 billion shares traded daily, the average daily trading volumes have declined and stood at over 6 billion shares traded per day in 2014. While the Company believes it is well positioned for success in the current environment, material decreases in equity trading volumes from the current level could adversely impact the Company's business plan.

Counterparty Risk

The Company is exposed to a variety of counterparty risks, including exposure to its clearing firm's financial health and ability to continue to provide services. The Company is also exposed to the ability of its customers to continue to operate and meet financial obligations arising from the Company's provision of securities services. While the Company does periodic and on-going due diligence on all of its key counterparties, any unforeseen material adverse development among the counterparties could adversely impact the Company's business plan.

Securities Services Performance Risk

The Company's core securities services, upon which 100% of revenue relies, are of a highly specialized nature. If the Company's services are materially worse in quality or cost with respect to its industry peers it could suffer slower than expected customer acquisition.

Trading System Risk

The Company's core securities services are offered via a highly proprietary electronic trading platform. Operational errors in the design of logic or the deployment of computer codes and hardware that make up the system could potentially lead to catastrophic losses, including losses that exceed the Company's capital.

Regulatory Risk
The Company's securities services are in a category of services that is under constant review by the SEC, FINRA, Congress, and those exchanges with which it is licensed to transact. Adverse developments compelled by these decision-making bodies, which materially impacts the Company's ability to continue offering its services, could adversely impact the Company's business plan.

Large Customer Risk
The Company's revenues are dependent upon a concentration of large customers. The Company's revenue plan for 2015 is highly dependent on specific performance of these customers in addition to new customer acquisition.

Concentration of Credit Risk
The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by customers in these situations.

11. Commitments and Guarantees

Lease

The Company occupies office space under a noncancelable operating lease that expires in 2017. The lease agreement contains operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. For the year ended December 31, 2014, rent expense was $74,511, and is included in rent and facilities in the statement of operations.

In December 2014 the Company signed an amendment to its current lease to occupy larger office space beginning June 2015 that expires in 2025. The terms of this amendment replace certain terms of the original lease agreement which expires in 2017 including the rentable square footage, the price per square foot and the lease expiration date.

Future minimum commitments under this lease are as follows:

2015	$ 378,065
2016	842,213
2017	858,754
2018	875,295
2019	891,836
Thereafter	5,281,406

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

12. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2014, through February 27, 2015. Based on this evaluation, the Company has determined that there have been no material subsequent events that have occurred that would require disclosure or recognition in the financial statements beyond the following:

On January 1, 2015 PH contributed an additional $2,500,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC. As a result, member interests of Potamus Management, LLC changed to approximately 93% PH and 7% PTS. This contribution increased cash and cash equivalents available for the operating expenses of Potamus Trading, LLC in 2015 by $2,500,000 as of January 1, 2015 (see Note 10, "Going Concern").